EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table presents the calculation of the earnings to fixed charges:

	December 31,	December 31,	December 31,	December 31,	December 31,
	2004	2003	2002	2001	2000
(In thousands)
Income before income taxes	$(1,799)	$31,668	$20,969	$26,586	$22,245

Interest expense:
Interest on deposits	$30,602	$30,065	$34,036	$47,519	$47,680
Interest on other borrowings	$17,147	$19,732	$19,283	$18,146	$16,352

Total interest expense	$47,749	$49,797	$53,319	$65,665	$64,032

	Fiscal Year
	December 31	December 31	December 31	December 31	December 31
	2004	2003	2002	2001	2000
Ratio of earnings to fixed charges:(1)
Including deposit interest	96.23	163.59	139.33	140.40	134.74
Excluding deposit interest	267.98	412.86	385.25	508.38	527.62

For purposes of calculating the ratio of earnings to fixed charges, earnings are the sum of:

•	income before income taxes and losses from unconsolidated investees; and

•	fixed charges.

For purposes of calculating the ratio, fixed charges are the sum of:

•	interest cost, including interest on deposits; and

•	that portion of rent expense estimated to be representative of the interest factor.

(1)	Currently, we have no shares of preferred stock outstanding and have not paid any dividends on preferred stock in the periods presented. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is not different from the ratio of earnings to fixed charges.